9 00335

4-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02030042

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa Incorporated
(Translation of registrant's name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

MASISA S.A.
Listed Company
Securities Registration No. 0132

April 5, 2002

Superintendencia de
Valores y Seguros
Chile

Dear sirs,

Pursuant to Article 63 of Law No. 18.046 regarding Corporations and article 2.3 H of Section II of General Rule No. 30, we hereby inform you that on March 27, 2002, the company's Board of Directors resolved to call the Annual Shareholders Meeting of Masisa S.A. to be held on April 30, 2002, at noon at the company's office located at Jose Manuel Balmaceda No. 8050, Valdivia, Chile.

Pursuant to applicable law, the Shareholders Meeting shall decide upon the following matters:

1. Annual Report, Financial Statements and External Auditors Report regarding the fiscal year ended December 31, 2001.

2. Determination of the compensation of the Board of Directors and the compensation and budget of the Directors' Committee.

3. Appointment of External Auditors and Credit Risk Agencies for fiscal year 2002.

4. Distribution of the profits made during fiscal year 2001, explanation of the dividend policy and of the security measures and procedures for the payment thereof.

5. Information regarding the Board resolutions referred to in Article 44 of Law No. 18.046 regarding Corporations.

6. Other matters relating to the company that are not under the authority of the Extraordinary Shareholders Meetings.

The publications and summons to the shareholders shall be made and delivered within the legal and statutory terms, all of which shall be promptly submitted to that Superintendencia.

Yours truly,

MASISA S.A.

Gonzalo Zegers Ruiz-Tagle
Chief Executive Officer

cc: Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores - Bolsa de Valores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MASISA S.A.

Date: April 5, 2002

By:____________________________

Carlos Marín
Chief Financial Officer